March 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Brinker Capital Destinations Trust: Pre-Effective Amendment No. 3 to the Trust’s registration statement on Form N-1A (File Nos. 333-214364 and 811-23207)

Ladies and Gentlemen:

On behalf of our client, Brinker Capital Destinations Trust (the “Trust”), we are filing Pre-Effective Amendment No. 3 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

The purpose of the filing is to incorporate SEC staff comments and include additional information in the Trust’s Prospectus and Statement of Additional Information.

Please contact me at (215) 963-4969 should you have any questions or comments.

Sincerely,

/s/ John J. O’Brien
John J. O’Brien, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street
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